The Registrant’s response to Item 28H includes only shares sold that were actually charged a front-end sales load. Based on informal guidance from the staff of the Division of Investment Management, we understand that including only these shares, and not shares subject to a waived load, a CDSC or an asset based sales charge where no front-end sales load was actually charged, is an acceptable response to this Item.